Exhibit 12
Barnes Group Inc. Computation of Ratio of Earnings to Fixed Charges (Dollars in thousands)

Years Ended December 31,	2002	2001	2000	1999	1998

Earnings:
Income before income taxes	$33,111	$23,459	$48,590	$42,698	$54,663
Equity (income) loss, net of distributions	(477)	580	(482)	(294)	(1,385)
Capitalized interest	(128)	(163)	(188)	(263)	(711)
Amortization of capitalized interest	344	345	348	335	300
Fixed charges per below	18,730	19,839	18,466	8,968	7,209
Earnings	$51,580	$44,060	$66,734	$51,444	$60,076
Fixed Charges:
Interest expensed and capitalized, including amortization of debt issuance costs	$15,311	$16,525	$15,424	$6,398	$4,831
Interest portion of rental expense (33%)	3,419	3,314	3,042	2,570	2,378
Fixed charges	$18,730	$19,839	$18,466	$8,968	$7,209
Ratio of earnings to fixed charges	2.8	2.2	3.6	5.7	8.3